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                                   Exhibit 11

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

    SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,                               2001                 2000
-------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)          (Unaudited)           (Unaudited)
BASIC EPS
   Net (loss) income ...........................          $ (6,692)(1)          $  8,579(1)

   (Loss) earnings per Class A Share ...........          $   (.35)             $    .46

   Shares used in calculation ..................            19,168                18,853

DILUTED EPS
   Net (loss) income ...........................          $ (6,692)(2)          $  8,756

   (Loss) earnings per Class A share ...........          $   (.35)             $    .40

   Shares used in calculation:
     Basic .....................................            19,168                18,853
     Conversion of Preferred Stock(3) ..........                --                 2,783
     Stock Options(3) ..........................                --                   177
                                                          --------              --------
       Total ...................................            19,168                21,813
                                                          ========              ========
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(1)    After deduction of accrued preferred stock dividends of $174 and $177, respectively.

(2)    After deduction of accrued preferred stock dividends of $174.

(3)    In 2001, the stock options and the conversion of the 6-1/2% and 4%
       Preferred Stocks were excluded from the diluted EPS calculation due to the antidilutive effect.